United States securities and exchange commission logo





                              November 10, 2020

       Zongyi Lian
       Chief Executive Officer
       Wetouch Technology Inc.
       No.29, Third Main Avenue, Shigao Town, Renshou County
       Meishan, Sichuan, China

                                                        Re: Wetouch Technology
Inc.
                                                            Registration
Statement on Form 10
                                                            Filed October 15,
2020
                                                            File No. 000-56215

       Dear Mr. Lian:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10

       Business Overview, page 4

   1. Please disclose the source or basis for the statement that you have a "strong position in the overall touchscreen
market."
       Item 1. Business
       Our Suppliers, page 7

   2. Please disclose the terms of your contracts with your significant suppliers that together accounted for over 30%
of your raw material purchases in 2019 and the six months ended
                                                        June 30, 2020,
including any minimum purchase requirements and the identity of those suppliers.
 Zongyi Lian
FirstName LastNameZongyi
Wetouch Technology  Inc. Lian
Comapany 10,
November  NameWetouch
              2020       Technology Inc.
November
Page 2    10, 2020 Page 2
FirstName LastName
Customers, page 9

3. Please disclose the material terms of your agreements with the five customers that each account for more than 10% of your revenue, including the identity of the customers, term of the agreement and termination provisions. In addition, to the extent material, disclose the total customers for the periods presented. Refer to Item 101(h)(4)(vi) of Regulation S-
         K.
Item 1A. Risk Factors, page 27

4. As a public company, your auditor is required by law to undergo regular Public Company
         Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of Chinese audit firm(s). As a result of this obstacle, investors in U.S. markets
         who rely on Chinese auditor   s audit reports or the use of a Chinese
audit firm by your
         auditor for portions of your audit are deprived of the benefits of PCAOB inspections of auditors. Therefore, please tell us whether your U.S. based audit firm relies on a Chinese audit firm for portions of your audit. If so, please tell us how you considered the need to disclose this fact and the related PCAOB limitations under a separate risk factor heading.
          If you decide to include such risk factor, explain that this lack of inspection prevents the
         PCAOB from fully evaluating your auditor   s audits and its quality
control procedures.
Risks Related to Our Common Stock, page 47

5. We note that your forum selection provision identifies a state or federal court located within the State of Nevada as the exclusive forum for certain litigation, including any
            derivative action.    Please add a risk factor related to this
provision and disclose whether
         this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
51

6. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.
 Zongyi Lian
FirstName LastNameZongyi
Wetouch Technology  Inc. Lian
Comapany 10,
November  NameWetouch
              2020       Technology Inc.
November
Page 3    10, 2020 Page 3
FirstName LastName
7. You disclose that due to the COVID-19 pandemic your business was negatively impacted and generated lower revenue and net income during the period from February to April
         2020. However, your disclosures on page 27 appear to indicate that your operations are still adversely affected by the pandemic, and we note that your revenue decreased $5.3 million or 52.8% for the three months ended 6/30/20 as compared to 6/30/19. Please reconcile these disclosures. Clarify the monthly trend in revenue during the quarter ended
         6/30/20 and how revenue for May 2020 and June 2020 compared to the same months in the prior year. Also, to the extent you have offered your customers any concessions or extended payment terms, please disclose this. Lastly, please disclose the known quantitative impacts of the COVID-19 pandemic on your revenue and net income for periods subsequent to June 30, 2020.
Item 6. Executive Compensation, page 78

8. To the extent material, please disclose the position salary, confidentiality fee and subsidies paid to Messrs. Lian and Huang.
Item 7. Certain Relationships and Related Transactions, and Director
Independence
Certain Relationships and Related Transactions, page 80

9. Please disclose the name of the related person and the basis on which the person is a related person for each of your loans due from related parties. We note that a portion of these loans were made to Guandde Cai, Chairman, for an "employee advance." Describe the terms of the loan and explain how the loan complies with Section 13(k) of the
         Exchange Act. Also, disclose the basis on which Australia Vtouch Technology Co., Ltd. is a related party and file each of the loan agreements referenced in this section for which amounts are currently outstanding. Refer to Items 404(d) and 601(b)(10)(ii)(A) of
         Regulation S-K.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 86

10. Please state the range of high and low bid information for each full quarterly period within the two most recent fiscal years. See Item 201 of Regulation S-K. Condensed Consolidated Financial Statements as of June 30, 2020
Notes to Condensed Consolidated Financial Statements, page F-5

11. Please provide the following information with respect to your accounts receivable balance as of June 30, 2020

                Disclose your Days Sales Outstanding as of June 30, 2020 and provide an explanation for increases as compared to prior periods.
                Disclose information regarding the aging of your receivable balances and provide explanations for changes as compared to prior periods.
 Zongyi Lian
Wetouch Technology Inc.
November 10, 2020
Page 4
             Clarify the typical payment terms of your sales to customers and whether you have provided any extended payment terms.
             Disclose more specifically how you determined the allowance for doubtful accounts and how you took into account the above factors.

       To the extent you update your financial statements for the quarter ended September 30,
       2020, please provide the above information for your accounts receivable balance as of
       September 30, 2020.
Condensed Consolidated Financial Statements as of December 31, 2019
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
(k) Revenue Recognition, page F-21

12. You disclose that all of your contracts have one single performance obligation as the promise to transfer individual goods to customers. However, we note your disclosure on page 10 that you also provide installation, after sales services and technical support.
       Clarify your accounting for these services and how you determined whether they represent distinct performance obligations. Please reference the authoritative accounting literature upon which you relied.
General

13.    It appears that you qualify as an    emerging growth company    as
defined in the Jumpstart
       Our Business Startups Act. If so, please disclose that fact in your filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551-
3447 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameZongyi Lian
                                                            Division of
Corporation Finance
Comapany NameWetouch Technology Inc.
                                                            Office of
Technology
November 10, 2020 Page 4
cc:       Mark Crone, Esq.
FirstName LastName